Contact

www.linkedin.com/in/eric-vincent-mitchell-a7676a7 (LinkedIn)

Top Skills

Process Improvement
Talent Management
Strategic Planning

Eric Vincent Mitchell

Experienced HR Strategist | Diversity, Equity & Inclusion Practitioner | President of Eviem HR Consulting | AT&T Emeritus
San Antonio, Texas, United States

Summary

An experienced HR strategist! Over 30 years experience leading strategic change and growth initiatives across a wide range of HR functions - focused on diversity & inclusion, competency-based talent management, workforce transformation programs, organizational change management, and effective HR services delivery.

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Experience

Sig2 Labs
Board Director
March 2024 - Present (1 year 5 months)

Eviem HR Consulting
President
January 2023 - Present (2 years 7 months)
San Antonio, Texas, United States

Masters Leadership Program of Greater San Antonio
Class XX
October 2023 - April 2024 (7 months)

AT&T
16 years 6 months

Assistant Vice President - Diversity & Inclusion
August 2017 - June 2022 (4 years 11 months)
Dallas, TX

- Develop and implement corporate diversity & inclusion strategy in partnership with AT&T's business units and external partners to grow a diverse workforce, foster an inclusive workplace, and position diversity & inclusion as a strategic business advantage for AT&T.
- Collaborate with partners across the company to develop and execute a coordinated plan of initiatives, business practices, training, and activities to advance diversity & inclusion performance for designated segments: Women,

Black/African-American, Hispanic/ Latino, LGBTQ+, People with Disabilities, Veterans.
- Set standards, provide support & funding, and facilitate networking for AT&T Employee Resource Groups – currently at more than 136,000 employee members globally.
- Coordinate AT&T's presence and participation in external cross-industry and governmental working groups, initiatives and coalitions. Determine and manage company's annual plan for sponsorship of external organizations and events that align with AT&T's diversity & inclusion strategy.

Assistant Vice President - Talent Optimization
April 2011 - July 2017 (6 years 4 months)
Dallas, Texas

- Lead AT&T's Competency Management HR center of excellence, advancing the use of defined competencies, job profiles and competency assessments across talent management processes and systems to meet AT&T's talent needs and support employee development.
- Amplify Core Team member leading AT&T's implementation and operation of SuccessFactors integrated talent management software platform.
- Created and manage Career Intelligence, a web-based career planning tool that presents AT&T employees with current hiring trends and job profiles to provide useful data for making informed career decisions.
- Coordinate Workforce 2020 strategy across AT&T business units, partnering with HR centers of excellence to ensure AT&T has a skilled and engaged workforce.
- Primary HR partner supporting enterprise-wide skills pivot initiative for AT&T Technology & Operations, developing and implementing an integrated strategic workforce transformation plan for 50,000+ AT&T managers.

Executive Director - HR Operations
December 2007 - April 2011 (3 years 5 months)
San Antonio, Texas

- Led HR service delivery team providing Tier 0 and Tier 1 HR transactional support for all U.S.-based employees, including those in Guam, Puerto Rico, and the Virgin Islands, using advanced self-service technology and a shared services customer care model.
- Led integration of Cingular Wireless and Dobson Cellular companies into AT&T HR Service Delivery Model, ensuring HR Operations met merger synergy and budget targets.

- Led HR activities to convert 75,000 Cingular and Dobson employees to AT&T payroll system; included disposition of legacy Cingular and Dobson HR systems.

Executive Director - Attendance Operations & Vendor Management
January 2006 - December 2007 (2 years)
San Antonio, Texas

- Led initiative to integrate 50 outsourced HR services into new AT&T HR Service Delivery Model, close contract with Aon Human Capital Services, and consolidate outplacement services.
- Established Employee Movement Governance Committee for interdepartmental coordination of legal entity moves associated with enterprise reorganizations. Directed use of Legal Entity Placement Guidelines to assign employees across payroll systems.
- Coordinated HR Operations merger efforts to integrate 57,000 BellSouth employees into new AT&T HR Service Delivery Model. Led integration of BellSouth FMLA, Leaves of Absence, Job Accommodation, and Unemployment Insurance claims administration into AT&T Attendance Operations model.

SBC Corp.
8 years 7 months

Executive Director - HR Services
August 2004 - January 2006 (1 year 6 months)
San Antonio, Texas

- Led Employee Relations Manager and HR Specialist team for SBC Communications Southwest/East region providing HR support for 32,000+ employees in Missouri, Oklahoma, Kansas, Arkansas, Texas, and Connecticut, focused on employee relations, HR policy & practices, labor relations, and performance management.
- Designed and implemented HR strategies and operational plans to complement SBC business strategy, technology, and organizational structure. Aligned HR programs to support diverse client needs and resolve HR issues.
- Led transition of Southwest/East region to new SBC Communications HR Service Delivery Model.

Executive Director - Workforce Effectiveness
December 2002 - August 2004 (1 year 9 months)
San Antonio, Texas

- Led Disability Operations, FMLA Operations, Leave of Absence Administration, Unemployment Insurance Claims Administration, Work/Life

Services, and Employee Assistance Program (EAP) for SBC Communications. Ensured business processes and practices were cost effective and legally compliant, balancing regional needs with corporate objectives.

- Designed, promoted and deployed business solutions to support corporate and business unit objectives for reducing employee absence and improving attendance metrics.
- Provided EAP, Work/Life, Job Accommodation and Return to Work resources to support SBC's employees' ability to be at work and productive.

Executive Director - Workforce Diversity & Compliance
December 2000 - December 2002 (2 years 1 month)
San Antonio, Texas

- Led Workforce Diversity, Affirmative Action Programs, Equal Employment Opportunity (EEO) and Corporate Compliance functions for SBC Communications.
- Ensured compliance with federal and state employment laws and regulations and fair employment practices.
- Positioned diversity and inclusion as a strategic initiative for all SBC stakeholders. Implemented diversity strategy through consulting, education and awareness.

Director - Corporate Human Resources
February 2000 - December 2000 (11 months)
San Antonio, Texas

- Led HR functions for SBC Telecom start-up business unit with focus on building HR infrastructure (payroll, compensation, benefits, and HR programs) and meeting staffing and support requirements in regions outside of SBC's 13-state operating territory.
- Designed and implemented employee recognition program to reinforce SBC Telecom Corporate Values; implemented sabbatical program for retention of key functional leaders.

Director - Integrated Staffing Services
November 1999 - February 2000 (4 months)
San Antonio, Texas

- Led recruitment advertising, internet recruiting, employee referral program, staffing methods and procedures, and staffing vendor management for SBC Communications.
- Responsible for HR research and staffing measurements.

- Integrated Ameritech HR functions into SBC post-merger Staffing & Workforce Development structure; negotiated resource allocations with HR units; resolved force surplus.

Director - Staffing & Workforce Development Integration
July 1997 - November 1999 (2 years 5 months)
San Francisco, California

- Integrated and managed Staffing & Workforce Development functions following SBC Communications acquisitions of Pacific Telesis and Southern New England Telephone/SNET. Included integrating staffing data and performance measures; consolidating employment test portfolios; consolidating staffing budgets; inclusion of new business unit clients into Staffing's scope.
- Implemented single vendor solution for applicant background checks and drug screens; standardized and streamlined selection processes for greater resource effectiveness.
- Stewarded Y2K remediation for Staffing & Workforce Development; developed web-based applications for managing employee recruitment program, pre-employment drug testing and payroll change processing.

Pacific Bell
10 years 9 months

Director - Recruiting & Selection
February 1997 - July 1997 (6 months)
San Francisco, California

- Led management and occupational recruiting throughout California, including development of all selection screens and statewide test administration.
- Responded to critical staffing requirements due to new business initiatives, mandatory service improvements, and increased force losses.
- Implemented mass recruiting events, increased and improved recruitment advertising channels, and outsourced selection processes to meet unprecedented demand for new and replacement workers.

Manager - Test Development & Selection Methods
May 1992 - February 1997 (4 years 10 months)
San Francisco, California

- Led development, implementation and maintenance of all tests and selection screens used in management and occupational hiring; represented company in industry forums; marketed Pacific Bell tests to other regional telephone companies.

- Developed and implemented company's Testing Accommodation Program in response to Americans with Disabilities Act (ADA) Title I.
- Implemented new Operator Selection Test with innovative use of IVR technology.

Manager Human Resources
July 1988 - May 1992 (3 years 11 months)
San Ramon, California

- Lead HR Generalist with focus on building new HR infrastructure for Pacific Bell Information Services start-up business unit responsible for Residence and Business Voice Mail products.
- Designed Accounting Safeguards Training program and coordinated regulatory audit of business unit by outside firm.
- Project Manager for design and build out of new business unit headquarters; integrated new business culture into design of office space and furniture standards; coordinated headquarters move.

Personnel Administrator / Budget Analyst
November 1986 - July 1988 (1 year 9 months)
San Ramon, California

- Member of Network Planning & Engineering AVP's Personnel & Budget staff.
- Represented business unit on inter-departmental Minority & Women -Owned Business Enterprises (M/WBE) Performance Improvement Task Force.
- Received Singular Achievement Award for designing spreadsheet application to calculate Early Retirement Incentive benefits.

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Education

University of Stirling
B.S. with Honors, Biochemistry · (1978 - 1980)

University of California, Berkeley
Biochemistry · (1976 - June 1978)